UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-23338

CUSIP NUMBER 148451-10-7

(Check One) [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended December 31, 2007.

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	THE CASTLE GROUP, INC.
Former Name if Applicable:	N/A
Address of Principal Executive Office:	500 Ala Moana Boulevard, 3 Waterfront Plaza, Suite 555 Honolulu, Hawaii 96813

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company is in the process of finalizing  a material agreement with a third party, the outcome of which will have substantial impact on the audited financial statements for the period ending December 31, 2007. Therefore the company is in the process of completing its audited financial statements, and believes that the subject Annual Report will be available for filing on or before April 14, 2008.

PART IV - OTHER INFORMATION

(1)  Name and address of person to contact in regard to this notification:

Branden T. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, Utah  84111

Telephone:  (801) 363-7411

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).                             [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ] Yes  [] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in Item 3. Legal Proceedings of the Company’s Form 10-KSB/A-1 for the period ending December 31, 2006 and filed on November 9, 2007,  The Company has recorded a receivable of $4.4 million from a partial assignment by Hanalei Bay International Investors (“HBII”) of its interest in the proceeds from the Purchase and Participation Agreement between HBII and Quintus (HBR) LLC (“HBR”) upon the sale of the Hanalei Bay Resort.  HBR disputed the amounts owed to HBII and subsequently HBII filed a lawsuit to recover the disputed amounts.  In recent days, subject to a review of the tax consequences of the transaction by both parties, this matter has been settled with the result that Castle will receive an ownership interest with a preferential return  in Quintus Resorts,  LLC (“Quintus”)  the parent company of HBR in exchange for cancellation of the receivable by the Company.  The Company is working diligently with Quintus to ascertain the appropriate carrying value for its ownership interest in Quintus..    The Company will reserve an amount for any difference in ascribed value between the receivable amount and the value of the interest in Quintus.  . Due to the timing of this settlement agreement and the nature of Quintus’ business and valuation of its assets and liabilities, reasonable estimates could not be made in a timely fashion and as a result the Audited Financial Statements for the period ending December 31, 2007 have not been completed.

THE CASTLE GROUP, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 3/31/2008

By/s/ Rick Wall

Rick Wall

CEO